

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2016

Mail Stop 4720

<u>Via E-mail</u>
Stephen H. Belgrad
Executive Vice President and Chief Financial Officer
OM Asset Management plc
5th Floor, Millennium Bridge House
2 Lambeth Hill
London EC4V 4GG, United Kingdom

> **Re:** **OM Asset Management plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 001-36683**

Dear Mr. Belgrad:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services